October 10, 2006

Ms. Effie Simpson.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549
                                               Sent via e-mail: simpsone@sec.gov
                                                                ----------------

Ref:  Cargo Connection Logistics Holding, Inc.
            Form 1O-KSB
            Filed May 22, 2006
            File No. 0-28223


Dear Ms. Simpson:

I am writing in response to the correspondence, dated September 29, 2006, our company received from your office. You have asked for some clarifications to our filing and as such we are responding to those below. We will respond in kind to the presentation you provided to us.

Risk Factors, page 6
1. Please expand the first paragraph to indicate that your independent auditors issued a going concern opinion and specifically state that there is substantial doubt about the company's ability to continue as a going concern.

      We propose to have the following inserted at the end of the first paragraph:

            Our auditors have referred to the substantial doubt about the Company's ability to continue as a going concern in the audit report on our consolidated financial statements included with this Annual Report on Form 10-KSB for the year ended December 31, 2005.


Item 6 - Management Discussion and Analysis and Plan of Operations

Liquidity and Capital Resources, page 16
2. We note that you have a substantial net working capital deficit. Add disclosure that addresses the effect, if any, of the existence of a net working capital deficit on your ability to operate your business and meet your obligations as they come due.

      We proposed to change the order and wording of the first paragraph to read:

            The Company incurred a net loss of $4,527,363 for the year ended December 31, 2005, a working capital deficiency of $5,470,916 and an accumulated deficit of $8,234,027 at December 31, 2005. The Company has devoted substantially all of its efforts to increasing revenues, achieving profitability, and obtaining long-term financing and raising equity. To date the Company has been fortunate to raise revenue and capital to assist in working capital needs. If the Company is not successful in continuing to raise working capital through equity and debt, the Company would be materially and adversely affected and there would be substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and realization of assets and classifications of liabilities necessary if the Company becomes unable to continue as a going concern.

Consolidated Statements of Operations

3. We note that gains/losses on sales of assets were classified as non-operating. Such gains (losses) on disposals should be separately reported in your consolidated statement of operations within operating income (loss) in a similar manner as "other general expenses" pursuant to the guidance in paragraph 45 of SFAS 144. Please revise your classification accordingly going forward.

            Our disclosures pertaining to the sale of assets will conform as note in paragraph 45 of SFAS 144 in the future.


Note 3 - Summary of Significant Accounting Policies

      e) Revenue Recognition, page F-7

4. We note you describe in the business section of your filing that the company is a provider of logistics solutions and further, that you are a non-asset transportation provider of truckload and transportation services which includes the selection and biting of third party transportation service providers to manage your customers' needs. In this regard, please explain to us in clear and concise detail how your revenue arrangements are typically structured with your customers and third party transportation service providers. Tell us how your how your accounting treatment for such arrangements complies with the guidance set forth in EITF No, 99-19. For example, it could be argued that your business is similar in nature to that of a travel agency, except that you provide services for the "shipment' of freight instead of people. We note that most of the trucks or transportation means in which goods are transported are not owned by the company. This is analogous to a travel agent that represents various carriers, but does not own any transportation assets. Thus, they generally recognize revenues on a net basis. Refer to Examples 12 and 13 of EITF No. 99-19. Similar to travel agent, it appears that you charge a fee to a customer for the `shipping cost" paid to the various carriers, and you earn income based on a net amount. In this regard, please tell us how your treatment meets the requirements of EITF No. 9949 for gross presentation. Your response should address each of the relevant indicators in paragraphs 7 through 14 of EITF No. 99-19 for recognizing revenue on a gross basis and why management believes net presentation is not appropriate for your revenue arrangements. Also, in your response, explain whether you are responsible to your customers for any claims from damage to freight while in transit and, if so, whether you generally receive reimbursement from the carrier for these claims. Assuming a satisfactory response, significantly expand your disclosures to describe the aforementioned considerations.

      We believe that we are correct in our method of recognition of revenue on a gross reporting basis due to the following:

            Under EITF-99-19, we can recognize revenue on a gross reporting basis. The underlying factor is that the Company assumes the risks and rewards for the services we supply on behalf of our customers.

            o The Company is the primary obligor in our arrangements for our services performed on behalf of the customer (par. 7).

            o The Company has the ability to determine the price at which it sells its services (par. 9).

            o The Company has discretion in supplier selection in choosing an outside carrier or using its own vehicles to supply the services necessary to accommodate the customer (par. 11).

            o In addition, the Company assumes the credit risk for the amount billed to the customer and regardless if the customer remits payment, the supplier must be paid by the Company par.
                  14).

5. Your disclosures on page 25 indicate that you previously recognized certain revenues on a net basis because of an agency arrangement. Please tell us why you no longer account for such arrangements on, a net basis.

      In our earlier relationships with Landstar-Inway, American Road Lines and Fleet Global Services, the Company acted as Sales Agents and as such, the invoicing belonged to the above named companies. Today, in contrast, we sell, service and invoice our customer base directly.

6. With respect to your contracts with independent carriers, supplementally tell us and expand your disclosures to indicate if any of these contracts require you to commit to the purchase of transportation or other services prior to the related customer orders. Describe your accounting for such commitments, if any. Also describe any other relevant financial terms of these contracts.

      With respect to our contracts with independent carriers, none of these arrangements to purchase their services requires us to commit to continued or contractual length of usage of their transportation or other services. The contracts we enter into with independent carriers are made after an order is received from our customers. The financial terms of these arrangements made with independent carriers is to remit payment in the agreed upon payment time period. In addition, the delivery/service is via contract carrier or via the use of your own vehicles.

Note 7 - Factoring Facilities, page F-13

7. We note from your disclosure that the escrow being held by the factor represents funds available to assist Cargo Connection in funding payments to the carriers. Please clarify for us in greater detail and in the notes to your financial statements the reason(s) why the factor requires an escrow account for funding payments to the carriers.

      We have proposed to change the wording of the paragraph to read:

            Cargo Connection has an agreement with a factor which provides an accounts receivable factoring facility by purchasing certain accounts receivable and extending credit with a maximum borrowing amount of $2,000,000. The contract is annual in nature, automatically renewing annually unless Cargo Connection provides thirty (30) days cancellation notice. The agreement provides that the factor will purchase up to 90% of eligible accounts receivable of Cargo Connection minus a discount of approximately 1.55% and a discretionary reserve (holdback) which is reduced with payments from the debtor. If an invoice is outstanding over 90 days, Cargo Connection, under recourse provisions, must buy back the invoice from the factor. Cargo Connection must submit a minimum of $1,500,000 of eligible invoices in any calendar quarter. At December 31, 2005, $611,684 is due from the factor which represents the reserve against submitted invoices. The escrow being held by the factor totaling $152,864 represents funds available to assist Cargo Connection in funding payments to carriers. The Factor and the Company have an agreement, whereby the Company escrows funds that are to be used to pay for the services of outside transportation vendors. This is mainly due to the concerns of the Factor as to potential defaulted payments by the Company to its outside transportation vendors and these funds are not diverted for other uses. At December 31, 2005, the total amount advanced by the factor was $1,802,513 which represents the financing of accounts receivables purchased.

Note 10 - Notes Payab1e, page F-15

8. Please explain why the amounts disclosed in the notes to your financial statements as notes payable outstanding as of December 31, 2005 do not agree to the amounts presented on the face of the consolidated balance sheet. Your disclosure indicates that you have notes payable outstanding of $283,907 at December 31, 2005; however, the amount presented on the face of your balance sheet is $403,408. Please reconcile the difference for us.

      We propose to add the following paragraph at the end of the explanations and prior to the schedule of future payments:

            The Company has outstanding obligations due to two (2) insurance financing companies for policy premium financing. They are classified as current notes as have an outstanding balance of $119,501 as of December 31, 2005. The insurance financing obligations is a form of accounts payable and has been included in accounts payable and accrued expenses in subsequent financial statements.

Note 11 - Secured Convertible Debentures, page F-15

9. We note from your disclosures that you have issued convertible debentures to various parties (i.e. management and Montgomery Equity Partners) which include both freestanding and embedded derivatives. We also note that you have bifurcated the value of the embedded derivatives from the debt host agreements and a such recorded a derivative liability which is being amortized to interest expense using the effective interest method, However, little, if any disclosure has been made with respect to the fair value amount assigned to the embedded derivatives at the date of issuance. In this regard, please quantify for us and in the notes to your financial statements, the fair value of the embedded derivatives at the date of issuance and as of December 31, 2005. Tell us and disclose where such amounts are located in the liability section of the balance sheet if it is included in other than the line item financial instruments.

      As for the Montgomery Equity Partners Secured Convertible Debenture, we propose to have the following chart inserted at the end of Note 11, page F-16 for clarity:

      Montgomery SCD                                                  $1,750,000
      Discount on Debenture(1)                                         1,611,717
                                                                      ----------
               Total Montgomery SCD                                   $  138,283

            (1)Represents the fair market value associated with freestanding and embedded derivatives on the date of issuance.

      In addition, the amounts are disclosed on the balance sheet under the "current portion of convertible notes payable," "current portion of secured debenture," "long term portion of convertible notes payable," and long term portion of secured debenture" headings.

10. Further, please reconcile the amount representing financial instruments presented on the face of the balance sheet of $2,152,754 to the freestanding and embedded derivative amounts disclosed in your footnotes.

      We propose that the following schedule should be inserted at the end of
      Note 13, page F-18 for clarification:

                                         Unadjusted                    Adjusted
                                          Balances       Mark to       Balances
                                           as of         Market         as of
Financial Instrument Liability           12/31/2005     Adjustments   12/31/2005
   6.5% Series A Notes                      976,213       (847,587)   $  128,626
   Goldberg Note                             77,769          9,140        86,909
   Highgate Warrants                          7,425         (6,966)          459
   JD/JLU/SG Note                           116,616        (47,174)       69,442
   Montgomery                             1,857,752          5,782     1,863,534
   Montgomery Warrants                        3,784              0         3,784
                                         ----------     ----------    ----------
Total Financial Instrument Liability      3,039,559       (886,805)   $2,152,754

Note 17 - Stockholders' Deficiency, page F-19

Conversion of Preferred Stock into Common, page F-19

11. Please reconcile the shares and amounts disclosed in your footnote on page F-19 relating to the conversion of series IV preferred stock to the shares and amounts presented on the face of your statements of stockholders deficiency.

      The transactions are summarized by month on the Statement of Stockholders Deficiency. The following table, showing each individual transaction, should help reconcile the transactions to the statement of stockholders deficiency:

                           Conversion of preferred stock to common stock

                                                                    Series IV
Date                                           Common Shares       $ Conversion
----                                           -------------       ------------
July 11, 2005                                    25,000,000        $     12,500
July 30, 2005                                    42,000,000        $     12,500
                                                 ----------        ------------
     July - 05                                   67,000,000        $     25,000

August 4, 2005                                   25,000,000        $     12,500
August 19, 2005                                  25,000,000        $     12,500
                                                 ----------        ------------
     August - 05                                 50,000,000        $     25,000

September 4, 2005                                25,000,000        $     12,500
                                                 ----------        ------------
     September -05                               25,000,000        $     12,500

Issuance of Stock Related to Capital, page F-20

12. Please tell us where the 8,315,789 shares of common stock that were returned by Cornell Capital in connection with the termination of the Standby Equity Distribution Agreement have been recorded on the face of the statement of stockholders' deficiency and reconcile any differences for us.

      The 8,315,789 shares were returned in April, 2005 and are recorded in the retroactively stated 292,284,467 common shares.

Conversion of Notes Payable, page F-2l

13. Please reconcile the shares and amounts disclosed in your footnote on pages F-20 to F-22 relating to the conversion of notes payable to shares of your common stock to the shares and amounts presented on the face of your statements of stockholders' deficiency.

         The transactions are summarized by month on the Statement of Stockholders Deficiency. The following table, showing each individual transaction, should help reconcile the transactions to the statement of stockholders deficiency:

                   Conversion of notes payable to common stock
                   -------------------------------------------

Date                                           Common Shares       Notes Payable
----                                           -------------       -------------
   May 18, 2005                                     704,225          $    15,000
   May 31, 2005                                     825,206               11,000
                                                -----------          -----------
     May - 05                                     1,529,431          $    26,000

  June 23, 2005                                   3,125,000          $    50,000
                                                -----------          -----------
    June - 05                                     3,125,000          $    50,000

  July 21, 2005                                   2,083,333          $    10,000
  July 29, 2005                                  18,578,083               75,000
                                                -----------          -----------
                                                 20,661,416          $    85,000

  August 1, 2005                                    399,799          $     2,066
  August 4, 2005                                  7,783,084               30,000
 August 16, 2005                                 1,5000,000               18,156
                                                -----------          -----------
                                                  9,682,883          $    50,222

September 2, 2005                                   546,218          $     6,500
September 2, 2005                                   546,218                6,500
September 14, 2005                                1,818,182               20,000
September 16, 2005                                2,702,702               20,000
                                                -----------          -----------
                                                  5,613,320          $    53,000

 October 12, 2005                                 3,681,908          $     2,016
                                                -----------          -----------
                                                  3,681,908          $     2,016

 November 7, 2005                                 5,244,707          $    25,000
                                                -----------          -----------
                                                  5,244,707          $    25,000

Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006
--------------------------------------------------------------------

14. We note your presentation of gross profit that is not consistent with the year end financial statements and is not appropriate for your service-type business. Please eliminate this presentation as well as any subtotal before operating income.

      We will accommodate this request on a "going forward" basis for presentation purposes. We understand that as a Service Type business, we should not show a gross profit presentation.

In addition to the answers to your questions and comments noted above, we also want you to know that the Company acknowledges that:
            o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
            o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
            o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please advise if these are satisfactory and compliant with your request made to us.


Sincerely,
CARGO CONNECTION LOGISTICS HOLDING, INC.


Scott Goodman
Chief Financial Officer

SG/s

Cargo Connection Logistics 600 Bayview Avenue Inwood, NY 11096 Tel: 800-747-0200